Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Millions)
Earnings:
Income (loss) before income taxes	$439	$(1,357)	$1,313	$1,149	$1,333
Less: Equity earnings	(397)	(335)	(228)	(104)	(111)
Income (loss) before income taxes and equity earnings	42	(1,692)	1,085	1,045	1,222
Add:
Fixed charges:
Interest incurred	949	864	683	477	458
Rental expense representative of interest factor	10	9	9	10	8
Total fixed charges	959	873	692	487	466
Distributed income of equity-method investees	739	617	344	152	160
Less:
Interest capitalized	(33)	(53)	(121)	(90)	(54)
Total earnings as adjusted	$1,707	$(255)	$2,000	$1,594	$1,794
Fixed charges	$959	$873	$692	$487	$466
Ratio of earnings to fixed charges	1.78	*	2.89	3.27	3.85
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* Earnings were inadequate to cover fixed charges by $1,128 million for 2015.